As filed with the Securities and Exchange Commission
                               on August 29, 2002

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
        ----------------------------------------------------------------

                                  Hydro-Quebec
                           75 Rene-Levesque Blvd. West
                        Montreal (Quebec), H2Z 1A4 Canada


TransEnergie HQ, Inc.                               TransEnergie U.S. Ltd.
740, rue Notre-Dame Ouest                           110 Turnpike Road, Suite 300
Bureau 800                                          Westborough, MA 01581
Montreal (Quebec), H3C 3X6 Canada


                         Cross-Sound Cable Company, LLC
                                110 Turnpike Road
                              Westborough, MA 01581
         ---------------------------------------------------------------
                  (Name of companies filing this statement and
                    Addresses of principal executive offices)

                                  Hydro-Quebec
                          (Name of top holding company
                     parent of each applicant or declarant)

                                 Gilles Marchand
                                 General Counsel
                                  Hydro-Quebec
                           75 Rene-Levesque Blvd. West
                        Montreal (Quebec), H2Z 1A4 Canada

                               Jeffrey A. Donahue
                      President and Chief Executive Officer
                             TransEnergie U.S. Ltd.
                          110 Turnpike Road, Suite 300
                              Westborough, MA 01581
                        ---------------------------------
                     (Name and address of agent for service)

     The Commission is also requested to send copies of any communications in connection with this matter to:

                          Pierre F. de Ravel d'Esclapon
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                               New York, NY 10019
                                pderavel@llgm.com

                                TABLE OF CONTENTS

Item 1. Description of Proposed Transaction....................................1

         A.   Introduction.....................................................1

              1.  General Request..............................................1

              2.  Nature of the Project........................................2

              3.  Description of the Parties...................................2

              4.  Description of the Operating and Financing Agreements........4

         B.   Description of the Benefits of the Transaction...................6

Item 2. Fees, Commissions and Expenses.........................................9

Item 3. Applicable Statutory Provisions........................................9

         A.   Approval of the Transaction......................................9

              1.  Section 9(a).................................................9

              2.  Section 10(b)(1)............................................10

                  a.  Interlocking Relationships..............................10

                  b.  Concentration of Control................................11

              3.  Section 10(b)(2)............................................12

                  a.  Fairness of Consideration...............................12

                  b.  Reasonableness of Fees..................................12

              4.  Section 10(b)(3)............................................13

              5.  Section 10(c)(1)............................................14

                  a.  Section 8 Analysis......................................14

                  b.  Section 11(b) Analysis..................................15

              6.  Section 10(c)(2)............................................15

                  a.  Physical Interconnection................................16

                  b.  Economic and Coordinated Operation......................18

                  c.  Single Area or Region...................................18

                  d.  Impairment..............................................19

              7.  Section 10(f)...............................................19

         B.   Exemption of Cross-Sound Cable Company, LLC.....................19

              1.  Section 3(a)(2).............................................19

         C. Declaration that Class B Members of Cross-Sound Cable Company, LLC Are Not Holding Companies22

              1.  Section 2(a)(7)(A)..........................................22

              2.  Section 2(a)(7)(B)..........................................25

         D.   Exemption of Hydro-Quebec.......................................28

              1.  Section 3(a)(5).............................................28

              2.  Public Policy Considerations................................30

Item 4. Regulatory Approvals..................................................34

         A.   Federal Approvals...............................................35

         B.   State Approvals.................................................35

Item 5. Procedure.............................................................35

Item 6. Exhibits and Financial Statements.....................................36

         A.   Exhibits........................................................36

         B.   Financial Statements............................................38

Item 7. Information as to Environmental Effects...............................38

Item 1.  Description of Proposed Transaction.

     A.   Introduction

          Hydro-Quebec ("HQ"), an agent of the gouvernement du Quebec, is an exempt public utility holding company under Rule 10 of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or "Act").\1 Certain subsidiaries of HQ and UIL Holdings Corporation, the parent company of Connecticut-based The United Illuminating Company, have formed a joint venture for the construction, financing and ownership of a new merchant transmission facility between Connecticut and New York (the "Cross-Sound Cable Project" or "Project"). The Project begin initial testing in July 2002 and commercial operation is anticipated to commence in October 2002.\2

          1.  General Request

              As required by Sections 9(a)(2) and 10 of the 1935 Act, HQ and its subsidiaries, TransEnergie HQ, Inc. ("TEI") and TransEnergie U.S. Ltd. ("TEUS") (collectively, "Applicants"), request authorization and approval of the Securities and Exchange Commission (the "Commission" or "SEC") to acquire interests in Cross-Sound Cable Company, LLC, a Connecticut company ("CSC"), and Cross-Sound Cable Company (New York), LLC, a New York company ("CSC NY") (the "Transaction"). In addition and in connection with the foregoing, Applicants hereby also request:

               (1) an order under Section 9(a)(2) approving the acquisition of CSC and CSC NY by TEI and its upstream owner, HQ;

               (2) an order under Section 3(a)(2) of the 1935 Act exempting CSC from all requirements of the 1935 Act other than Section 9(a)(2) thereof;

               (3) an order under Section 2(a)(7) declaring that TEUS is not a holding company; and

               (4) an order under Section 3(a)(5) exempting HQ from all requirements of the 1935 Act other than Section 9(a)(2) thereof.

               TEI will file an application for registration under the 1935 Act in connection with commercial operation of the Project.

------------------------
1/ HQ, through its subsidiary Gaz Metropolitain, Inc. ("GMI"), is indirectly a holding company of Vermont Gas Systems, Inc. Because GMI received an order of exemption under Section 3(a)(5) of the 1935 Act from the SEC on November 23, 1994, HQ relies on this exemption pursuant to Rule 10(a)(1).

2/ Commercial operation of the Project's facilities may commence prior to October 1, 2002 if the New York Independent System Operator, after consultation with ISO New England, Inc., determines that it is necessary to energize the cable in order to maintain reliability for Long Island and Connecticut customers during periods of extreme weather or emergency conditions. See Item 5. Procedure of this Application-Declaration.

          2.   Nature of the Project

               The Cross-Sound Cable Project consists of an undersea cable system connected to two terminals, the northern terminal in New Haven, Connecticut and the southern terminal in Long Island, New York. The Project consists of a 24-mile high-voltage direct-current transmission cable system underneath the Long Island Sound that will connect the electric transmission grids of Connecticut and Long Island, New York, thereby providing additional power transfer capability of up to 330 megawatts ("MW") in both directions between New Haven, Connecticut and Brookhaven/Shoreham, New York. The cable system consists of two specialized underwater direct current cables, each approximately four inches in diameter, plus an associated fiber optic cable. Steel armor on the outside of the power cables and solid flexible plastic will protect and insulate the copper wire.

               The cable system's southern terminal will be a new AC/DC converter station at the site of the decommissioned Shoreham Nuclear Power Station in Brookhaven, New York. A short underground cable system, sited within the former generating facility site, will connect the submarine cables with the converter station. The cable system will cross Long Island Sound, enter New Haven Harbor and come to land on the eastern shore of New Haven Inner Harbor. A new AC/DC converter station adjacent to The United Illuminating Company's 115 kV/345 kV substation and the New Haven Harbor Generating Station will constitute the northern terminal of the Project.

               The Project will be a merchant transmission facility without retail customers. It will sell only rights to transmission capacity, and will not take title to, or sell, electricity. TEUS sought and obtained approval from the Federal Energy Regulatory Commission ("FERC") to sell transmission service at negotiated rates that reflect the difference between generation prices in Connecticut and Long Island. The FERC agreed with TEUS that a traditional transmission pricing policy (i.e., a transmission tariff schedule) is not applicable to the Project because it is a merchant facility and, as such, the Project's owners "would not include in the project's annual costs any mandatory revenue requirement from captive ratepayers through a grid access charge" and would bear all financial risk of construction and operation. Thus, the Project and its owners will receive only the revenues generated from the sale of transmission rights net of the costs of operation pursuant to contracts entered into in compliance with the Project's negotiated rate authority from the FERC. The Project's sole customer is the Long Island Power Authority ("LIPA"), which is a corporate municipal instrumentality of the State of New York that provides electric service to Long Island residents. LIPA has committed to a twenty-year contract for all of the Project's available transmission capacity rights.

          3.   Description of the Parties

               To facilitate local oversight and regulation of the Project in light of the fact that the Project is a transmission facility physically located in both Connecticut and New York, the Project's assets are held by two separate limited liability companies, Cross-Sound Cable Company, LLC, a Connecticut limited liability company ("CSC"), and Cross-Sound Cable Company (New York), LLC, a New York limited liability company ("CSC NY"). See Exhibit A-6 for a chart of the Project's ownership structure. CSC NY is regulated under New York law and is a wholly owned subsidiary of CSC. CSC owns all of the membership interests in CSC NY. The total amount of initial capital contributed to CSC NY by its sole member, CSC, is $1,000. TEI owns a 1% Class A membership interest in CSC. TEUS owns a 74% Class B membership interest in CSC and United Capital Investments, Inc. ("UCI") owns a 25% Class B membership interest in CSC. Each of CSC's members contributed a pro rata amount of capital based on each member's ownership interest.

               TEUS is a Delaware corporation that holds a 74% Class B membership interest in CSC and is indirectly owned by HQ. The Class B membership interest provides TEUS with economic rights, but no voting interest regarding the management and operation of the Project. TEUS has pledged its membership interest in CSC to ABB TD Finance AB and ABB CSC Finance AB (collectively, the "Passive Owners") in order to induce the Passive Owners to enter into various agreements relating to the Project. As owners, the Passive Owners are strictly financing entities formed to effect the financing for the Project.

               TEI is a Canadian corporation incorporated under Section 181 of the Canada Business Corporations Act and legally domiciled in Canada. TEI is wholly owned by HQ, but solely for the internal organizational purposes of HQ, is considered to be a subsidiary of TransEnergie, a division of HQ. TEI has pledged its Class A membership interest in CSC to the Passive Owners in order to induce the Passive Owners to enter into various agreements relating to the Project. TEI's Class A membership interest provides the company with 100% of the voting interest in the management and operations of CSC and 1% of the economic benefits from the Project.

               HQ was created in 1944 by the Hydro-Quebec Act of the Parliament of Quebec and is an agent of the gouvernement du Quebec. HQ is legally domiciled in Quebec and conducts operations only in Quebec. In the United States, HQ, through its subsidiary Gaz Metropolitain, Inc. ("GMI"), is indirectly a holding company of Vermont Gas Systems, Inc. ("VGS"). GMI received an order of exemption under Section 3(a)(5) of the 1935 Act from the Commission on November 23, 1994. HQ's subsidiary, HQ Energy Services (U.S.) Inc., is a power marketer authorized by the FERC to sell electricity at wholesale within the United States at market-based rates. HQ also holds an indirect ownership interest in Bucksport Energy L.L.C., which owns a qualifying cogeneration facility located in Maine.

               UCI is a Connecticut corporation and a wholly owned subsidiary of United Resources, Inc. ("URI"), a non-regulated business unit of UIL Holdings Inc. ("UIL"). UCI owns a 25% Class B membership interest in CSC. UCI's Class B membership interest provides the company with economic rights, but no voting interest with respect to the management and operation of the Project. UCI has pledged its membership interest in CSC to the Passive Owners in order to induce the Passive Owners to enter into various agreements relating to the Project, including the LIPA Off-take Agreement and an Engineering and Procurement Contract (as defined below).

               UIL is a Connecticut corporation and an intrastate exempt holding company under the 1935 Act. UIL owns The United Illuminating Company ("UI"), a regulated utility, and other non-regulated business units through URI, including UCI. UI is organized as a specially chartered Connecticut stock corporation and is a regional distribution company providing electricity and energy-related services. UI is a sister company to URI, the parent of UCI.

          4.   Description of the Operating and Financing Agreements

               Upon commercial operation of the Project, both day-to-day and long-term administration of the Project will be exercised pursuant to the following contracts and arrangements: (i) the Firm Transmission Capacity Purchase Agreement dated as of August 2, 2000 (the "LIPA Off-take Agreement") between TEUS, as seller, and LIPA, as buyer, and the Assignment and Assumption Agreement (the "Assignment and Assumption Agreement") between TEUS, as assignor and CSC, as assignee, under which CSC assumes all of the rights and obligations of TEUS under the LIPA Off-take Agreement; (ii) the Transmission System Operation and Maintenance Agreement dated as of October 13, 2000 (the "Operating Agreement") between CSC, as owner of the Project's assets, and TEUS, as operator; (iii) the Limited Liability Company Agreement of CSC effective as of October 13, 2000 (the "CSC LLC Agreement") and the Limited Liability Company Agreement of CSC NY effective as of October 13, 2000 (the "CSC NY LLC Agreement"); and (iv) the Project's financing agreements (the "Financing Documents"). In addition, as explained below in Item 4, the Project is subject to the functional control and oversight of ISO-New England Inc. ("ISO-NE"), in coordination with the New York Independent System Operator ("NYISO") (collectively, the "New York and New England ISOs"), until such time that a regional transmission organization ("RTO") can assume these responsibilities as well as the rights of LIPA to schedule transmission of capacity, energy and ancillary services on the Project pursuant to the LIPA Off-take Agreement and the rules of the New York and New England ISOs.

               LIPA Off-take Agreement

               Under the LIPA Off-take Agreement, LIPA has agreed to purchase all firm transmission capacity from the Project at fixed capacity rates per month. These transmission rates were negotiated at arm's length and were approved by the FERC, subject to TEUS joining an RTO adjacent to or containing the geographic area of the Project when an RTO commences operations. Subject to the approval of the New York and New England ISOs, LIPA is entitled to schedule transmission capacity, energy and ancillary services between the New York and Connecticut terminals of the Project for any hour up to the full capacity of the facility available for that hour.

               Pursuant to the Assignment and Assumption Agreement, CSC has assumed the rights and obligations of TEUS to design, construct, operate and maintain the transmission cable system and converter stations, and make available to LIPA all firm transmission capacity. Under the LIPA Off-take Agreement, CSC is also obligated to provide LIPA with pre-operational financial security for the facility in the form of one or more corporate guarantees. CSC has pledged the LIPA Off-take Agreement to ABB TD

Finance AB and ABB CSC Finance AB, owners of the Project under the Project's financing agreements, as collateral security in connection with financing the Project. The LIPA Off-take Agreement is effective for a period ending twenty years from the date of initial commercial operation of the Project.

               Operating Agreement

               Under the Operating Agreement, TEUS will have sole responsibility for routine day-to-day operation and maintenance of the Project to ensure its safety and reliability. In its capacity as operator of the Project, TEUS will
(i) hire, train and supervise competent personnel to develop, permit, supervise the Engineering, Procurement and Construction contractor, startup, test, operate and maintain the facility, (ii) arrange and pay for insurance coverage and (iii) purchase replacement tools, spare parts and equipment. As operator, TEUS may hire or provide additional personnel, subcontractors, and consultants in accordance with changes in the construction, start-up, and commercial operation date of the Project. TEUS will also have to (i) provide all maintenance and repair services necessary to keep the facility in good working order in a manner consistent with Good Utility Practice, (ii) correct by appropriate measures any damage to or malfunction of the facility, and (iii) provide all necessary information to, and cooperate with, CSC so that CSC may enforce or make warranty claims with respect to any repair or malfunction. TEUS will be required to maintain operation and maintenance records for the Project and its equipment as well as prepare quarterly operations reports on the status of equipment and planned maintenance and shutdowns. Finally, TEUS will be required to follow the directions of CSC with respect to financial or economic matters as long as compliance with such directions will not be likely to materially and adversely affect the operation and maintenance of the Project.

               CSC (as well as Project lenders if a default occurs and is continuing under the Financing Documents) has the ability to terminate the Operating Agreement for any reason or no reason. CSC will compensate TEUS for its services under the Operating Agreement at a rate of 2.0 times the actual hourly rate for personnel in addition to all reimbursable costs such as subcontractor and consultant costs, travel, relocation and living and meals expenses, and insurance costs. At all times during the term of the Operating Agreement, TEUS will perform as an independent contractor. The Operating Agreement commenced on October 13, 2000 and shall continue until the twentieth
(20th) anniversary of the commercial operation date of the Project. A copy of the Operating Agreement is attached as Exhibit B-1.

               Limited Liability Company Agreements

               Management of CSC, which is directly owned by TEI, TEUS and UCI, is governed by the terms of the CSC LLC Agreement. Management of CSC NY, which is wholly owned by CSC, is governed by the terms of the CSC NY LLC Agreement. The CSC LLC Agreement and the CSC NY LLC Agreement are the result of extensive negotiation between HQ, UIL and their respective affiliates and reflect the business arrangement between HQ and UIL as to Project management and control taking into consideration relevant regulatory constraints, specifically the requirements of the

1935 Act. CSC is the sole member of CSC NY and holds all of the outstanding membership interest in CSC NY. TEI holds a 1% Class A membership interest in CSC, TEUS holds a 74% Class B membership interest in CSC and UCI holds the remaining 25% Class B membership interest in CSC. The Class A membership interest entitles the holder to 100% of the voting interest in the management and operations of CSC and a 1% economic interest in the Project. The Class B membership interest entitles TEUS and UCI to 74% and 25%, respectively, of the economic benefits from the Project, but no voting interest regarding the management of CSC. The governance provisions of the CSC NY LLC Agreement mirror their counterparts in the CSC LLC Agreement in all material respects. Copies of the CSC LLC and CSC NY LLC Agreements are included herewith as Exhibits A-3 and A-4, respectively.

               Financing Documents

               Financing for the Project was obtained from persons unaffiliated with either HQ or UIL and was negotiated on an arm's-length basis over an extended period of time. The financing structure was designed to provide optimum flexibility and efficiency for the Project.

               The Project utilizes a hybrid Swedish lease financing structure that was financed by ABB Structured Finance ("ABB Finance"). The financing structure consists of construction funding and lease financing components. ABB Finance formed two lessors, ABB TD Finance AB as the Swedish lessor and ABB CSC Finance AB as the financing lessor.

               The Swedish lease and the financing lease become effective on the conversion date. Both leases have a term of twenty years, but may be extended subject to an extension of the LIPA Off-take Agreement. The financing terms of both leases grant CSC an early termination option on the fifth anniversary of the conversion date, provided that CSC exercises this option prior to the conversion date.

               To secure the borrowings made to CSC, ABB Finance obtained both a security interest in the Project's assets (including the project agreements and contracts) and a corporate guarantee by Hydro-Quebec in the amount of $125 million for the prompt and complete payment and performance of CSC pursuant to certain project documents, including the LIPA Off-take Agreement and the Project's Engineering and Procurement Contract.

     B.   Description of the Benefits of the Transaction

          The Cross-Sound Cable Project will provide benefits to Long Island and Connecticut ratepayers as well as strengthen the regional power grid consistent with FERC policy and the President's National Energy Policy.

          Because Long Island is geographically isolated from the remainder of New York's electric grid, only a limited number of transmission ties exist over which electricity can be imported into Long Island. As a result of these transmission constraints, Long Island is a "load pocket" vulnerable to the exercise of market power by electric generators. This vulnerability, however, will be mitigated by the addition of 330 MW of new generation provided by the Cross-Sound Cable interconnection. LIPA recently announced that it "still faces tight capacity, and during the late-June heat wave, its peak came within 400 MW of available supplies . . . [and that it hoped] to gain the services this summer of the
330-MW Cross-Sound Cable to New England . . . ." Consolidated Edison, LIPA
Restore Transmission Line Ahead of Schedule, PLATTS POWER MARKETS WEEK, Jul. 8, 2002 at 17. Charles E. Schumer, U.S. Senator for New York State, has also expressed strong support for the Project. In a letter to the U.S. Army Corps of Engineers in support of CSC's permit application, Senator Schumer wrote: "In this era of energy supply shortages and electricity generation constraints, the CSC represents a prime example of an innovative way to help solve a vital regional energy need. This new transmission capability will provide significant assurance both to residents of Long Island and to their Connecticut neighbors that in times of energy shortages a vehicle for transmitting additional power is available." Letter from Charles E. Schumer, United States Senator for New York State, to Lt. General Robert B. Flowers, Chief of Engineers and USA COE Commander, Army Corps of Engineers (Massachusetts) (Jun. 27, 2001).

          Similarly, Connecticut's electric power system is attached and synchronized to the rest of New England, but its existing transmission interconnections between Connecticut and other states such as New York are limited and heavily used. Growing economies and new businesses within the state require additional infrastructure and increased electricity reliability. The Cross-Sound Cable Project will facilitate the delivery of back-up power supplies in the event of a system emergency, thereby maintaining system reliability for Connecticut consumers and preventing the interruption of retail load. This was noted by a local newspaper in New Haven which wrote: "The proposed Long Island Sound cable carries energy both ways. And in emergencies power can be reversed. That's what happened last summer in Fairfield County after a transmission line failed. Power coming from Long Island prevented a blackout . . . ." Install
Cable Across Sound, Editorial, NEW HAVEN REGISTER, Mar. 20, 2002. The Project has received support from the Manufacturing Alliance of Connecticut, Inc., a trade organization of three hundred member companies in Connecticut, which wrote to the Connecticut Siting Council last October in order to request approval of the Project. Letter from Frank J. Johnson, Executive Director, Manufacturing Alliance of Connecticut, Inc., to Joel M. Reinbold, Executive Director, Connecticut Siting Council (Oct. 19, 2001). Both the New England Power Pool and ISO-NE have also expressed support for the Project and approved the interconnection of the Project with their systems.

          On a national level, the construction and operation of the Project further integration of the northeast region consistent with FERC policy to create a seamless transmission grid and to develop broad, fully competitive electricity markets. The Project will allow Connecticut and New York to increase the sharing of power plant capacity and reduce the amount of power plant capacity each must have for a particular winter or summer. This is known as "tie-line benefits." Just as the minute-by-minute operations are improved by the use of eight tie-lines between New England and New York, so will the preparation and planning in advance of the summer and winter months. Thus, both the operation and planning benefits of the Project's transmission line will save money for consumers, increase the reliability of electric supply in Connecticut and New York and reduce transmission congestion in the long term. In addition, the Project's transmission intertie and negotiated rate authority granted by the FERC further integrate the New York and Connecticut markets and bring the region closer to the FERC's goal of a seamless interchange of power in the Northeast. In a statement issued to the press, the FERC's former Chairman, James J. Hoecker, commented that FERC approval of the Project promotes grid expansion through a stand-alone transmission business and demonstrates the agency's "commitment to transmission pricing innovation when regional markets are at issue." See FERC Press Release, "Commission Facilitates Undersea Cable Linking New York and New England ISOs" (May 31, 2000). This commitment has been favorably recognized by U.S. energy policy makers.

          Finally, the Project directly addresses the concerns regarding transmission constraints in the interstate transmission grid expressed by the National Energy Policy Development Group ("NEPD Group"), which President Bush established in order to develop a national energy policy. In finding that transmission constraints result in higher electric prices and lower reliability, the NEPD Group recommended that energy delivery infrastructure should be expanded by the creation of incentives to promote investment in transmission systems. In its report to President Bush, the NEPD Group observed that the "FERC has recognized this need [to create such incentives] and has expressed a willingness to consider innovative transmission pricing proposals [also quoted by the FERC's former Chairman regarding FERC approval of the Project]." REPORT OF THE NATIONAL ENERGY POLICY DEVELOPMENT GROUP, at 7-7 (May 2001). The NEPD Group also noted that another cause of transmission constraints is the siting process because under current law, state governments, as opposed to the federal government, are responsible for siting transmission facilities "even though the transmission system is not only interstate but also international, extending into both Canada and Mexico." Id. The group found that:

               "[s]tate decisions on where to locate transmission lines often do not recognize the importance of proposed transmission facilities to the interstate grid. For example, a recent decision by regulators in Connecticut to block a proposed transmission line to Long Island did not recognize the need for electricity on Long Island. Some state siting laws require that the benefits of a proposed transmission facility accrue to the individual state, resulting in the rejection of transmission proposals that benefit an entire region, rather than a single state." Id.

In making this observation, the NEPD Group expressed support for the Cross-Sound Cable Project, which benefits the northeast regional transmission grid. The Project was ultimately approved by Connecticut regulators in January 2002.

          In its report, the NEPD Group headed by Vice President Richard B. Cheney, recommended that the President, inter alia (i) direct the Secretary of Energy to work with the FERC to relieve transmission constraints by encouraging the use of incentive rate-making proposals, (ii) direct the appropriate federal agencies to take actions to remove constraints on the interstate transmission grid and (iii) support a North

American Energy Framework to expand and accelerate electricity grid connections by streamlining and expediting permitting procedures with Mexico and Canada. The Cross-Sound Cable Project satisfies these goals since its proposal for non-traditional negotiated rate authority was approved by the FERC and it will provide critically needed transmission infrastructure that will expand the New York and Connecticut energy markets and increase system reliability in the New York-New England region.

          For the foregoing reasons, the Project enjoys widespread public support from consumers as well as federal and state regulators.

Item 2.  Fees, Commissions and Expenses

          The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction are estimated as follows:

Accountants' Fees                                       $   *
Legal Fees and Expenses                                 $   *
Investment Bankers' Fees and Expenses                   $   *
Other Fees                                              $   *
                                                        -----
Total                                                   $   *
                                                        =====

* To be filed by amendment.

Item 3.  Applicable Statutory Provisions

     A.   Approval of the Transaction

          The approvals requested herein for the Transaction are pursuant to Sections 2(a)(7), 3(a)(2), 8, 9(a), 10(b), 10(c), 10(f) and 11 of the 1935 Act
and Rules 14 and 15 promulgated thereunder, and such other provisions of the 1935 Act and the rules and regulations thereunder as may be applicable to the transactions described herein.

          1.   Section 9(a)

               In pertinent part, Section 9(a) provides that: "Unless the acquisition has been approved by the Commission under section 10, it shall be unlawful . . . for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate, under clause (A) of paragraph (11) of subsection (a) of section 2, of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate."

               For purposes of Section 9(a)(2), an "affiliate" of a specified company is any person that, directly or indirectly, owns, controls or holds with power to vote 5% or more of the voting securities of such specified company. The Transaction requires approval of the SEC under Section 9(a)(2) of the 1935 Act because (i) TEI will be presumed to be a public utility holding company upon the acquisition of all of the voting securities of CSC and CSC NY, each of which will also become a "public utility company" within the meaning of Section 2(a)(5) of the 1935 Act, and (ii) HQ (which already owns 100% of the common stock of TEI) will, by virtue of the Transaction, also indirectly acquire 100% of the outstanding common stock of each of CSC and CSC NY, each of which will become a public utility company when the Project becomes operational. The criteria the SEC must consider in evaluating any acquisition for which approval under Section 9(a)(2) is required are set forth in Section 10 of the 1935 Act. As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10. Thus,

          (1) the Transaction will not tend toward interlocking relations or the concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers (Section 10(b)(1)),

          (2) the consideration to be paid in the Transaction is fair and reasonable (Section 10(b)(2)),

          (3) the Transaction will not result in an unduly complicated capital structure for the combined system and will not be detrimental to the public interest or the interest of investors or consumers or to the proper functioning of the HQ system (Section 10(b)(3)),

          (4) the Transaction is not unlawful under the provisions of Section 8 and is not detrimental to the carrying out of the provisions of
          Section 11 (Section 10(c)(1)),

          (5) the Transaction will serve the public interest by tending toward the economical and efficient development of an integrated public utility system (Section 10(c)(2)), and

          (6) the Transaction will be consummated in accordance with, and will comply with, all applicable state laws (Section 10(f)).

          2.   Section 10(b)(1)

               Under Section 10(b)(1), the SEC will approve the acquisition unless it finds that the "acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers."

               a.   Interlocking Relationships

                    The Transaction does not implicate the policy concerns that
Section 10(b)(1) was intended to address because the Project is a stand-alone merchant transmission company that is fully regulated at the federal and state levels and is not under common control with, or owned by, its sole direct wholesale customer. Although LIPA has transmission rights and is entitled to schedule transmission services over the interconnect, LIPA is obligated to submit the schedule to the New England and New York ISOs for ultimate approval and implementation. In addition, no director or officer of LIPA will hold a directorship on the board, or become an officer, of either CSC or CSC NY (the owners) or TEUS (the Project's operator). Thus, the public interest and the interest of consumers are protected by applicable regulation of the Project's operations under state laws in the states where such operations are located, as well as under the Federal Power Act.

               b.   Concentration of Control

                    Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 S.E.C. 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700
(1968). As discussed below, the Transaction will not create a "huge, complex, and irrational system," but rather will further integrate the New York and Connecticut energy markets, which exist within a much larger northeastern regional transmission grid.

                    Efficiencies and Economies: The SEC has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. American Electric Power Co., 46 S.E.C. at 1309. Subsequent SEC pronouncements confirmed that size is not determinative. Thus, in Centerior Energy Corp., Holding Co. Act Release No. 24073 (Apr. 29, 1986), the SEC stated that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." See also, Entergy Corporation, Holding Co. Act Release No. 25952 (Dec. 17, 1993). Because the Project will facilitate the transmission of energy between the New York and New England ISOs, which coordinate power flows over a number of existing transmission interconnections, increased economies and improved system reliability will be achieved.

                    Size: The Transaction will result in an additional 330 MW of transmission capacity being introduced into the New York and New England ISO markets, which have a combined peak electrical load of 56,141 MW. See NYISO and ISO-NE Press Release, "New England and New York ISOs Agree to Jointly Develop Common Electricity Market and Evaluate a NE-NY RTO," January 29, 2002. Thus, the Project is relatively small in size compared to the total transmission infrastructure in the affected region.

                    Competitive Effects: In Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), the Commission stated that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." LIPA, an agency of the State of New York, will be the sole shipper of 100% of the Project's capacity and will hold all rights to schedule transmission of capacity, energy and ancillary services associated with the Project. LIPA may also resell its rights (and receive the proceeds from any resale) in the secondary market, consistent with the applicable tariffs and procedures of the New England and New York ISOs. Both ISO-NE and NYISO have functional control of the transmission grid and administer wholesale energy markets in New England and New York, respectively, pursuant to FERC authority. Each ISO has standardized interconnection procedures that are open and non-discriminatory, thereby preventing the Project from improperly influencing the market. Thus, the combination of LIPA's ownership of all of the Project's transmission capacity and the regulatory oversight provided by the ISOs provide contractual and regulatory barriers that will ensure that TEI will not monopolize transmission capacity in the relevant markets. See New York Public Service Commission Press Release, "NYPSC Grants Certificate for Construction of Cross Sound Cable - Electric and Fiber Optic Lines to Help Meet Long Islanders' Needs," June 21, 2001 (stating that the Project "will facilitate exchanges of power between producers and powers of electricity, thereby enhancing regional and local competition in the electric power industry"); TransEnergie U.S. Ltd., 91 F.E.R.C. P61,230, Order Approving Proposal Subject to Conditions (June 1,
2000) (stating that "[t]he Commission agrees with TransEnergie that its proposal enhances competition and market integration by expanding capacity and trading opportunities between the New England and New York markets").

                    For these reasons, the Transaction will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or consumers within the meaning of Section 10(b)(1).

          3.   Section 10(b)(2)

               Section 10(b)(2) requires the SEC to determine whether the consideration to be paid in connection with the Transaction, including all fees, commissions and other remuneration, is reasonable and whether it bears a fair relation to, investment in and earning capacity of the underlying utility assets.

               a.   Fairness of Consideration

                    Since CSC and its wholly owned subsidiary, CSC NY, are constructing the transmission facility, the total cost of the Project will equal that of the equipment and construction costs, which are currently estimated to be $135 million. The Project was financed by persons unaffiliated with either HQ, TEI or UIL and was negotiated on an arm's-length basis over an extended period of time. Negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, financing, business prospects and ownership structure of the Project. Under these circumstances, the price being paid satisfies the statutory requirement of Section 10(b)(2).

               b.   Reasonableness of Fees

                    Applicants believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are (i) reasonable and fair in light of the size and complexity of the acquisition relative to other transactions and the anticipated benefits of the Transaction to the public, its owners and consumers, and (ii) meet the standards of Section 10(b)(2).

                    As set forth in Item 2 of this Application-Declaration, Applicants expect to incur a combined total of approximately $________ million in fees, commissions and expenses in connection with the Transaction. Applicants believe that the estimated fees and expenses in this matter bear a fair relation to the value of the Project and the strategic benefits to be achieved by the Transaction, and that the fees and expenses are fair and reasonable in light of the complexity of the Transaction. See Northeast Utilities, Holding Co. Act Release No. 25548 (Jun. 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (Jun. 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition).

          4.   Section 10(b)(3)

               Section 10(b)(3) requires the SEC to determine whether the Transaction will unduly complicate the capital structure of the resulting holding company or otherwise prove detrimental to the public interest, the interest of investors or consumers, or the proper functioning of the holding company system.

               After giving effect to the Transaction, the holders of 100% of the equity and debt interests in the Project, namely HQ, UIL and ABB Structured Finance, will be large sophisticated companies who will have taken full market risks (investors will not include the Project's annual costs in any mandatory revenue requirement from captive ratepayers through a grid access charge) and will not be able to exercise market power. In its approval order, the FERC disclaimed jurisdiction over the Project's capital structure because the Project would provide benefits to electric consumers in both the New York and New England markets without imposing any risk or cost on captive customers (that is, customers located within a franchise area who have no ability to take service from any party other than the local franchise holder). Given the self-financing nature of the Project, Applicants' unique position of not owning any pre-existing transmission networks and the fact that the Project has no captive customers, the Transaction should not have an adverse impact on the interests of either investors or consumers.

               Further, the Project is subject to federal regulatory oversight by the FERC, which authorized negotiated rates for transmission service subject to certain conditions that will ensure that the rates are just and reasonable. The Project's revenues under the long-term contract with LIPA are based on negotiated rates that are expected to reflect the difference between generation prices in Connecticut and Long Island. In granting the negotiated rate authorization sought by TEUS, the FERC considered the following evaluation criteria for the applicability of pricing principles to merchant transmission projects: (1) the merchant transmission facility must assume full market risk; (2) it must create tradable transmission rights; (3) an open season process should be employed to initially allocate transmission rights; (4) the merchant transmission facility must not preclude access to essential facilities by competitors; (5) it should be subject to market monitoring for market power abuse; (6) physical energy flows on the merchant transmission facility should be coordinated with, and subject to, reliability requirements of the relevant ISO or RTO; and (7) the merchant transmission facility should not impair pre-existing property rights to use the transmission grids of interconnected RTOs or utilities. TransEnergie U.S. Ltd., 91 F.E.R.C. P61,230, Order Approving Proposal Subject to Conditions (June 1, 2000).\3

               The FERC found that the Project's proposal to charge negotiated rates was appropriate for a merchant transmission facility, consistent with existing transmission pricing policies, and similar to location-based congestion pricing proposals it previously approved for the ISOs of New York and Pennsylvania-New Jersey-Maryland ("PJM"). Scheduling and dispatch over the Project's transmission interconnector will be approved by the New York and New England ISOs.

          5.   Section 10(c)(1)

               Section 10(c)(1) prohibits the SEC from approving an acquisition for which Commission approval is required under Section 9(a) if such acquisition is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11.

               a.   Section 8 Analysis

                    Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring interests in both electric and gas utility companies serving substantially the same territory in a given state in contravention of such state's law. Section 8, by its terms, would not apply to CSC as an exempt holding company under Section 3(a)(2) as it will not have any gas utility operations in either New York or Connecticut. Even if Section 8 were applicable to CSC, its acquisition of CSC NY would not contravene either Connecticut or New York state law since both specifically allow combination companies and precedent exists for the Commission to approve combinations systems where approval has been obtained from state commissions, which in this case, are the state commissions of Connecticut and New York. See National Grid Group plc, Holding Co. Act Release No. 27490 (Jan. 16, 2002) (finding that the requirements of Section 8 are satisfied because applicants "obtained authorization from


------------------------
3/ In its approval order of the Harbor Cable Project, a similar merchant transmission facility under development by TEUS, the FERC cited three additional criteria to evaluate merchant transmission projects: (1) transmission service should be provided under the OATT of the ISO or RTO that operates the facilities; (2) the results of the open season should be posted on OASIS and filed in a report to the FERC; and (3) affiliate concerns must be adequately addressed. TransEnergie U.S. Ltd., Order Authorizing Proposal Subject to Conditions, and Granting in Part and Denying in Part Requests for Waivers and Blanket Approvals, 98 F.E.R.C. P61,144 (February 13, 2002).

the NYPSC for New National Grid to continue to have both electric and gas utility operations serving substantially the same territory as that of Niagara Mohawk"); Energy East Corp. et al., Holding Co. Act Release No. 27224 (Aug, 31,
2000) (finding that the proposed electric-gas combination satisfied Section 8 because all interested states (i.e., Connecticut, Massachusetts and Maine) approved the merger and/or related matters).

               b.   Section 11(b) Analysis

                    In pertinent part, Section 11(b)(1) of the 1935 Act charges the Commission with ensuring that:

                    "each registered holding company, and each subsidiary company thereof, shall take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public-utility system . . . ."

                    Section 11(b)(2) requires the SEC to ensure that the corporate structure or continued existence of any company in the holding company system does not unduly complicate the capital structure or inequitably distribute voting power among security holders of the holding-company system.

                    By its terms, Section 11 applies only to registered holding companies and therefore would not apply to CSC as an exempt holding company. Upon completion of the Transaction, the transmission operations of CSC will be further integrated into the New York and Connecticut markets. As discussed below in greater detail, the Project's transmission link between Long Island and New Haven will further integrate the New York and New England control areas administered by separate ISOs. Applicants have already committed to cooperate with the development of an RTO in the Northeast and transfer operational control of the interconnector to such RTO, which will establish a consistent framework for locational pricing and financial transmission rights in the region. 91 F.E.R.C. P61,230. Thus, the Project's coordinated and integrated utility operations in New York and Connecticut will not contravene the requirements of
Section 11(b)(1) of the 1935 Act.

                    In addition, the Project's capital structure will not contravene the requirements of Section 11(b)(2), which is intended to assure the financial soundness of the holding company system and a proper balance of debt and equity. The capital structure of the Project consists of sophisticated investors and lenders who engaged in arm's-length negotiations regarding the ownership structure and financing of the Project. The Class A and Class B membership interests of CSC do not represent any complicated voting arrangements and, because the Project was financed entirely by private, sophisticated lenders who are in the commercial lending business, there is no public debt. Further, LIPA, an agency of the State of New York, will be the sole shipper for the Project. Thus, the Project, will have no retail customers who can potentially be harmed by the equity holders of CSC.

          6.   Section 10(c)(2)

               Section 10(c)(2) requires the Commission to find that the Transaction will serve the public interest by tending toward the economical and efficient development of an integrated public utility system. The definition of an integrated electric system in Section 2(a)(29)(A) of the 1935 Act contains four discreet, but related elements, all of which are satisfied or are directly encouraged and facilitated by the Project:

               a.   Physical Interconnection

                    The combined utility assets must be physically interconnected or capable of physical interconnection. Under modern interpretation of the statute, this requirement is satisfied by direct physical interconnection as well as by contract or membership in a tight power pool. See Energy East Corp., Holding Co. Act Release No. 27546 (Jun. 27, 2002) ("Energy East 2002 Order"); American Elec. Power Co., Inc., Holding Co. Act Release No. 27186 (June 14, 2000); Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19,
2000); Energy East Corp., Holding Co. Act Release No. 27224 (Aug. 31, 2000) ("Energy East 2000 Order"). Looking forward, it may be possible that common membership in a FERC-approved RTO will also suffice to meet the 1935 Act's interconnection requirement.

                    The Project satisfies the interconnection requirement because HQ and CSC are directly interconnected with ISO-NE, which operates and administers the transmission system of the New England Power Pool ("NEPOOL"). CSC is a member of NEPOOL and, as such, has transferred operational control of its transmission facilities to ISO-NE. HQ is interconnected with ISO-NE through two principal transmission facilities. Both facilities have historically been used for energy purchase under long-term contracts and for emergency energy transactions between NEPOOL and Hydro-Quebec. One of the transmission facilities is a high voltage line that originates on HQ's system in Quebec and crosses the border at Highgate in northwestern Vermont and is owned by Vermont utilities that use the interconnector to receive power from HQ under a long-term contract ("VJO Line"). The VJO Line delivers ____ MW of electricity under a contract that expires in 2020. A second connection to New England is a high-voltage direct-current line with a design capacity of approximately 2,000 MW that enters the U.S. near Norton in northeastern Vermont and terminates at Sandy Pond in Massachusetts ("HVDC Line"). The Canadian portion of the HVDC Line is owned by HQ and the U.S. portion is owned by New England utilities. The HVDC Line was used throughout the 1990s to deliver electricity under a long-term contract that recently expired in 2001. Although this firm energy contract has expired, the HVDC Line continues to be regularly used frequently to transmit power between Quebec and New England. (See Exhibit E for a map of these interconnections). HQ's subsidiary, H.Q. Energy Services (U.S.) Inc. ("HQUS"), also purchases service on the HVDC Line to engage in power transactions with counterparties in New England and other regions. The Commission has previously found that such contract paths for transmission service satisfy the interconnection requirement of the integration standard when the contractual parties are members of a tight power pool such as NEPOOL. See Energy East 2002 Order and Energy East 2000 Order. Therefore, because HQ and CSC are interconnected with ISO-NE, and power flows across the New England grid are facilitated by contract paths and coordinated under ISO-NE's Tariff for Transmission Dispatch and Power Administration Services, CSC and HQ are "capable of physical interconnection."

                    HQ and CSC-NY are also "capable of physical interconnection." Upon commercial operation of the Project, CSC-NY's transmission facilities in Long Island will be subject to operational control by NYISO. HQ is already interconnected with NYISO through two transmission links. The first is a high voltage 2,000 MW line connecting with the New York Power Authority's facilities at Fort Covington in northeastern New York. Historically, this line has been used to facilitate HQ's transactions with Consolidated Edison Company of New York, Inc. and other New York utilities. The second line connects the systems of Cedars Rapids Transmission Ltd., HQ's affiliate that owns transmission facilities in Quebec and Ontario, Canada, with the New York transmission system at Massena, New York. Through these interconnections, CSC-NY and HQ may elect to transmit power over interconnections within NYISO by means of various contract paths. Consistent with the Energy East 2002 and 2000 Orders, HQ and CSC-NY are therefore "capable of physical interconnection." Finally, HQ, CSC-NY, as well as CSC are "capable of physical interconnection" with each other by means of contract paths over the eight transmission lines that comprise the intertie between NYISO and NEPOOL.

                    It is important to note that not only is HQ interconnected to NYISO and ISO-NE, but that its interconnection is critical to the overall reliability of the electric grid in northeastern North America. FERC, itself, has noted that "an outage of [HQ's] line is the single largest loss contingency planned for and secured against by the system operator, ISO-NE)." See 99 FERC P. 61, 187, Order on Complaints, Docket Nos. EL02-61-000 and EL02-70-000 (citing FERC Docket No. ER01-2596-000, Transmittal Letter at 3). The North American Electric Reliability Council ("NERC"), formed in 1968, promotes bulk electric system reliability and security in northeastern North America. NERC is comprised of ten regional councils, including the Northeast Power Coordinating Council ("NPCC") whose membership reflects all segments of the electric industry: investor-owned utilities, independent power producers and municipal and provincial utilities. NPCC's geographic areas cover New York State, the six New England States, and the Ontario, Quebec and Maritime Provinces in Canada. NPCC conducts regular reliability assessments of members' conformance to its criteria, guides and procedures, and HQ, NYISO and ISO-NE have devoted substantial efforts to developing, maintaining and improving their transmission systems by compliance with NPCC's reliability and security standards. Through its subsidiaries, HQ participates in various committees of NERC, NYISO and ISO-NE. Applicants will ensure that such reliability standards are adhered to when the Project commences commercial operation.

                    As a new investment in transmission, the Project meets the directive of the President for increased transmission expansions to reduce constraints. REPORT OF THE NATIONAL ENERGY POLICY DEVELOPMENT GROUP, at 7-7 (May
2001). The NEPD Group charged with developing a national energy policy noted that one of the reasons for the existence of constraints is the lack of sufficient transmission infrastructure. The NEPD Group found that U.S. demand for electric power is expected to increase by 25% over the next ten years while transmission capacity is expected to increase by only 4%. Installation of the Project's new transmission line will help meet such increased power demand in the long-term. Further, the Project will demonstrate closer energy integration between the United States and Canada as recommended by the NEPD Group: "The NEPD Group recommends that the President direct the Secretaries of State, Commerce, and Energy to engage in dialogue through the North American Energy Working Group to develop closer energy integration among Canada, Mexico, and the United States and identify areas of cooperation, fully consistent with the countries' respective sovereignties." Id. at 8-9 (May 2001). Finally, the Project will promote integration in the northeast region consistent with FERC policy to create a seamless transmission grid in the U.S. and eliminate barriers to the freer flow of energy. For HQ, the Project fits well into its overall international strategy of becoming a multi-service electric and gas utility in the northeastern United States and eastern Canada.

               b.   Economic and Coordinated Operation

                    The combined system must be capable of being economically operated as a single interconnected and coordinated system under normal conditions. Because the Project will provide an energy corridor between New York and Connecticut, it will (i) facilitate the exchange of emergency power between the two states, (ii) allow for commercial bilateral power transactions throughout the northeastern region and (iii) promote the competitive energy markets administered by the ISOs in the New England, New York and PJM markets. Recently, the New York and New England ISOs agreed to evaluate jointly the feasibility of creating a Northeast Regional Transmission Organization ("NERTO") in furtherance of FERC policy of encouraging larger RTOs. The FERC is also encouraging the PJM ISO to participate in the formation of a NERTO with the New York and New England ISOs. When the consolidation is completed, the Project will become subject to the functional control of the single RTO. Thus, the Project makes it possible for both of the larger transmission operating systems of New York and New England to be more effectively and efficiently coordinated as a single system, consistent with FERC policy of achieving a merger of the operating power grid control systems in the northeastern United States. In an effort to achieve this goal, the FERC has prepared and recently released a working paper on standardized market design and transmission service around the country. The working paper cites a lack of regional coordination of the grid that hampers market efficiency. The Project's merchant transmission facilities will further the implementation of FERC policy.

               c.   Single Area or Region

                    The system must be confined in its operations to a single area or region. In Gaz Metropolitain, Inc., Holding Co. Act Release No. 26170 (Nov. 23, 1994), the SEC opined that integration may be achieved across a region comprising the northeastern United States and Eastern Canada. Actual physical transmission interconnections and historical and continuing energy flows within the region support a finding that this broader region is a "single area" within the meaning of Section 2(a)(29)(A). The Project's new intertie will serve the Long Island and Connecticut electric markets, which exist within the New York and New England ISO markets, respectively. Because the New York and New England ISOs both (i) have restructured competitive energy markets, (ii) share similar rules and procedures for bidding into their respective markets, (iii) use bid-based energy pricing and (iv) exchange power flows over existing interconnections, they, in effect, function as a unified market. The Project will serve only to enhance the efficient operation of both these transmission systems within the northeastern region of the United States. In addition, HQ's other electric operations, including its interest in the Bucksport generation facility and the transactions of its power marketers, are in the northeastern region of the United States. Thus, the HQ system as a whole operates within a single area.

               d.   Impairment

                    Fourth, the system must not be so large as to impair the advantages of localized management, efficient operation and the effectiveness of regulation. Satisfaction of these elements of the integration standard has historically and is currently demonstrated by the organization of single state operating subsidiaries, such as CSC in Connecticut and CSC NY in New York. There is strong public and regulatory support for the Project, evidenced by FERC approval of the Project, as well as approval by the New York and Connecticut regulatory agencies. No impairment of the effectiveness of federal and state regulation is anticipated in light of the small size of the Project (330 MW) compared with the existing transmission infrastructure in a combined New York-New England market (56,141 MW) that is already subject to managerial and regulatory oversight by NYISO and ISO-NE.

                    With respect to whether the Project must be integrated with VGS, HQ's indirect subsidiary in Vermont, the SEC has already found that VGS is integrated within the HQ system generally. Gaz Metropolitain, Inc., Holding Co. Act Release No. 26170 (Nov. 23, 1994. VGS is not connected to any source of gas supply in the U.S. and is totally dependent on Canada for its supply of natural gas. Because of this unique situation, substantial lost economies would be created if HQ were required to divest VGS.

                    As a result of the foregoing, the Transaction will produce both quantitative and qualitative economies and efficiencies and will result in the creation of an economically integrated and efficient transmission system in the northeastern United States.

          7.   Section 10(f)

                    Section 10(f) prohibits the SEC from approving the Transaction unless the Commission is satisfied that the Transaction will be undertaken in compliance with applicable state laws. As described in Item 4 of this Application-Declaration, the Transaction will be completed in compliance with the laws of each of the states in which the Project will conduct operations.

     B.   Exemption of Cross-Sound Cable Company, LLC

          1.   Section 3(a)(2)

               Section 3(a)(2) provides an exemption where "such holding company is predominantly a public utility company whose operations as such do not extend beyond the State in which it is organized and States contiguous thereto." The 1935 Act does not define the term "predominantly." Legislative history, however, indicates that Congress envisaged a company that "is itself a utility, being a holding company only in form by reason of the fact that it has one or more minor subsidiary utilities." S. Rep. No. 621, 74th Cong., 1st Sess. 621 (1935). In determining whether an applicant is "a holding company only in form," the SEC has considered the size of the subsidiary's operations relative to those of the parent, generally as measured by gross operating revenues. See, e.g., Northern States Power Co., 36 S.E.C. 1, 4 (1954); Union Elec. Co., 40 S.E.C. 1072, 1074
(1967).

               In prior years, the SEC has granted exemptions when the subsidiary's revenues were more than 50% of the parent's revenues. For example, in Houston Industries Incorporated, 53 S.E.C. 34 (Jul. 24, 1997), the SEC granted a Section 3(a)(2) exemption when NorAm Energy Corp.'s utility operating revenues were 52.5% of its parent's (post acquisition) because (i) other ratios of operating income and utility assets were consistent with precedent, (ii) the parent's electric utility operations were approximately twice as a large as the subsidiary's gas utility operations and (iii) the proposed transaction was consistent with the public interest. In granting the exemption, the SEC stated that:

               "[its] legal conclusion is supported by the underlying policy and purposes of the Act. The applicants have demonstrated that Houston will not be an unregulated entity through which potential abuses could be perpetrated, but will instead be a public utility, with utility operations in only one state, subject to regulation by the Public Utility Commission of Texas and by the
               City of Houston, Texas . . . . There appears to be little
               possibility in this case that the holding company structure will be used to evade state and local regulation, or that regulation under the Act is needed to supplement state regulation in order to prevent detriment to the interests protected by the Act."

               Pursuant to the LIPA Off-take Agreement, the Project's revenues will be allocated approximately 50% to each of CSC and CSC NY. Because CSC NY is an electric utility subsidiary of CSC, its gross operating revenues will therefore approximate 100% of CSC's, a far greater percentage than approved in the Houston Industries order. CSC, however, is merely a holding company in form since both CSC and CSC NY own assets of a single interconnection linking two states and both companies will derive revenues from the same source (LIPA). In essence, the Project cannot conduct operations without both CSC and CSC NY. Further, both CSC and CSC NY will conduct operations in Connecticut and New York, which are contiguous states. Such operating activities are subject to (i) regulation under the applicable state laws of the states of New York and Connecticut, (ii) functional control and oversight by NYISO and ISO-NE and (iii) federal regulation under the Federal Power Act. Finally, although the ratio of gross operating revenues is higher than those in previous cases where exemptions were granted under Section 3(a)(2), the Transaction meets the public policy objectives of the Act because there are no retail customers who could be harmed by the Project's operations.

               The grant of an exemption under Section 3(a)(2) to CSC follows the logic of the treatment of power supply companies under Rules 14 and 15.\4 A "power supply company" is defined as "an electric generation or transmission company." See Rules Exempting Certain Acquisitions by Electric Utility Companies and Exempting Such Companies as "Holding Companies," Holding Co. Act Release No. 21881 (Jan. 13, 1981). "The rules [were promulgated to] eliminate the need for case-by-case consideration of projects by electric utility companies that would not be subject to regulation under the Act but for the fact that a separate company is employed to provide additional capacity to generate or transmit electric energy." Id. Together, these rules provide for an exemption of CSC, which, as a result of the acquisition, will become the holding company of CSC NY, a power supply company for purposes of the 1935 Act. The Project's structure permits two companies (CSC and CSC NY) to spread the state regulatory risks associated with ownership, construction and operation of a new transmission facility while sharing the benefits of an efficient transmission interconnection. These advantages were recognized by the SEC in promulgating Rules 14 and 15. Thus, CSC would not be subject to regulation under the 1935 Act as a holding company but for the fact that its subsidiary, CSC NY, will own transmission assets in New York. As noted, the formation of CSC and CSC NY for interstate operations facilitates (i) state regulation of the transmission facilities in both New York and Connecticut, (ii) regional oversight by the New York and New England ISOs and (iii) federal regulation by the FERC. Consequently, granting CSC an exemption under Section 3(a)(2) would not threaten the effectiveness of state regulation or otherwise foster the abuses that the 1935 Act was intended to prevent. In fact, the reverse is true. Granting the exemption will facilitate direct state regulation of activities occurring in each state.

               In addition to the foregoing, no public policy under the 1935 Act would be served by regulating CSC as a registered holding company nor is registration of CSC necessary to protect the public interest or the interests of investors or consumers. First, the Project will be fully regulated by the FERC and by each state in which the Project has assets and conducts operations. Second, there are no equity investors in the Project other than affiliates of HQ and UIL, both of whom are affiliates of large, sophisticated regulated utilities. The holders of the Project's debt securities are also sophisticated financial institutions that regularly engage in complex financings. The Project does not have any public debt and does not propose to issue any public equity or debt for the foreseeable future. Third, the Project has only one customer, LIPA, an


------------------------
4/ Rule 14 exempts from the requirements of Sections 9(a)(2) and 10 the acquisition by one or more electric utility companies of securities of a power supply company as defined in the rule. Rule 15, a related rule, provides an exemption from regulation as a holding company under Section 3(a)(2) for an electric utility company that makes any such acquisitions.

agency of the State of New York. Finally, as stated earlier, the Project and its equity owners bear 100% of the financial risk associated with the construction, ownership and operation of the Project and the Project has no right or ability to recover its costs directly from retail ratepayers.

     C. Declaration that Class B Members of Cross-Sound Cable Company, LLC Are Not Holding Companies

          1.   Section 2(a)(7)(A)

               Under Section 2(a)(7)(A), there is a presumption that ownership of 10% or more of the voting securities of a public utility company creates a holding company/subsidiary relationship, whereas, conversely, ownership of less than 10% of the voting securities does not create such a relationship, unless the owner of the securities exercises such a controlling influence over the public utility company in question that the SEC finds it necessary and appropriate to regulate the companies as a holding company and subsidiary company under the 1935 Act. Section 2(a)(17) defines a voting security as "any security presently entitling the owner or holder thereof to vote in the direction or management of the affairs of a company." See Pinnacle West Capital Corporation, S.E.C. No-Action Letter (Feb. 7. 1990) (stating that the "two salient features of the definition of a 'voting security' are (i) that it provides the owner or holder with a present right to vote and (ii) that such present right to vote may be exercised in the direction or management of the affairs of a company").

               The Transaction will not result in TEUS owning, controlling or holding with the power to vote 10% or more of the outstanding voting securities of CSC because the Class B membership interests of CSC are not voting securities within the meaning of Section 2(a)(17) of the 1935 Act. Once the Project commences commercial operation, the holders of the Class B membership interests will not have rights to vote in the direction or management of the affairs of CSC (or its subsidiary CSC NY). The Class B membership interest held by TEUS entitle the company to vote only with respect to a limited number of major fundamental decisions (described below) affecting the overall underlying economics of the Project and its feasibility as a commercial enterprise. All management of CSC and the Project is entrusted to the Managing Member (TEI) who is the holder of 100% of the Class A membership interest and whose discretion is limited by the terms of the CSC LLC Agreement only in a very few narrow respects.

               Specifically, the Managing Member has full discretion in the management of CSC and the Project, as well as a long list of responsibilities and obligations (see Exhibit A-5). The Managing Member has the extraordinary ability to dispose of the Project's assets without the consent of the Class B members. Additionally, the Class B members do not have the right to remove the Managing Member or to nominate, replace or remove any person serving on the CSC Management Committee, which otherwise is appointed at the discretion of the Managing Member. The Managing Member's discretion is limited only by Connecticut law and the agreed contractual requirement that, without the unanimous consent of the Class B members (both TEUS and UCI), the Managing Member may not undertake the following actions:

               (i) any action in contravention of the CSC LLC Agreement; in other words, the Managing Member must abide by the organic document creating CSC;

               (ii) any act that would make it impossible to carry on the ordinary business of CSC; thus, the Managing Member may not subvert the business purpose for which CSC was created, although the Managing Member may dispose (including by way of merger or sale) of the Facility without the consent of the other members;

               (iii) any material change to the Financing Documents for the Project adversely affecting the financial liability of UCI and its affiliates; which means that the Managing Member may not make a material alteration to the capital structure of CSC that would affect the underlying economics of the Project or increase the financial liability of UCI, but note that no such protection is afforded to HQ and its affiliates;

               (iv) adopt or amend an annual budget in a manner that increases aggregate costs by more than 10% over the prior year; therefore the Managing Member may not materially increase the annual operating costs of the Project in a way that could materially impair the underlying economics of the Project by increasing operating costs (because the Project has no ability to recover any of such costs other than through revenues under the LIPA Off-take Agreement);

               (v) enter into agreements or transactions with any member or their affiliates on non-market terms to the disadvantage of CSC; in other words, all transactions with affiliates must be at arm's-length and at prices that could be obtained from unaffiliated entities;

               (vi) admit new members; which means that the Managing Member may not unilaterally effect an offering of equity interests in CSC or otherwise dilute the economic ownership of the Class B members;

               (vii) change the fiscal year of CSC unless required by the Internal Revenue Code; thus, CSC is taxed as a partnership (i.e., a tax flow-through vehicle) and the Managing Member may not change the fiscal year of CSC to make it different from the fiscal years of members and thereby unnecessarily complicate the preparation of their tax returns;

               (viii) enter into an agreement which increases total Project capital costs to more than $126.5 million; in other words, the Managing Member does not have the authority to spend whatever it takes for the Project to achieve commercial operation and continue to operate, as a material cost increase would materially and adversely affect the members' anticipated financial return on their investment in the Project and would seriously impair their assumptions about the viability of the Project as a commercial enterprise in which they were willing to invest because, as noted above, 100% of the financial risk associated with the Project is borne by its members;

               (ix) amend the LIPA Off-take Agreement in any way that materially adversely affects the revenues to be received by CSC thereunder; therefore, the Managing Member cannot materially amend the Project's sole revenue source contract in a manner that would be materially adverse to the Project because to do so would seriously undermine the fundamental economics of the Project and the ability of HQ and UIL to derive a return on their investment; and

               (x) materially amend the Operating Agreement; hence the Managing Member, which is an affiliate of the operator under the Operating Agreement, TEUS (a Class B member) cannot amend that contract without the unanimous consent of both Class B members, specifically UCI which has a veto over any amendment of the Operating Agreement.

               The Project's ownership structure most closely resembles the ownership structure described in the no-action letter request for the Doswell Project in Virginia, ESI Energy Inc., SEC No-Action Letter (Dec. 2, 1991) (the "ESI No-Action Letter"), although the voting rights accorded the Class B members in the instant situation are fewer and less far-reaching. In the ESI No-Action Letter, ESI Energy, Inc. ("ESI") proposed to acquire a limited partnership interest in Doswell II Limited Partnership, which, in turn, was a limited partner in Doswell Limited Partnership ("Doswell LP"). Doswell LP owned the project, which comprised a 663 MW gas-fired generating plant in Virginia. As a limited partner, ESI had a "voice in partnership affairs only in the case of a small number of extraordinary decisions that could materially jeopardize the limited partner's capital investment or fundamentally alter the original terms or purpose of the investment . . . [and] many of which would occur, if ever, only once or twice in the thirty- or forty-year life of the Project." The only decisions for which ESI's approval was necessary included: (1) dissolution and winding up of Doswell LP; (ii) admission of new or additional partners; (iii) transaction of any business by Doswell LP with a partner or its affiliate; (iv) the incurrence of third party debt in excess of $5 million; (v) the sale, lease, pledge, mortgage, grant of a security interest or transfer of 25% or more of the fair market value of the business or assets of Doswell LP; (vi) the incurrence of capital expenditures, other than scheduled maintenance, exceeding $2 million;
(vii) the execution of material amendments or modifications, or substitution or termination of an incorporation or project document; and (viii) certain decisions that result in a material deviation from the fuel procurement strategy for the project. Thus, the limited voting rights accorded ESI in the ESI No-Action Letter and those granted to TEUS under the CSC LLC Agreement are similar in that they directly impact the fundamental economics and commercial value of the project.

               The limited voting rights permitted to TEUS are consistent with, and well within, precedent no-action letters issued by the Staff of the SEC's Office of

Public Utility Regulation (Division of Investment Management) ("Staff") involving limited partnerships and other ownership structures utilizing non-voting securities. This precedent support a finding that the Class B membership interests are non-voting securities within the meaning of Section 2(a)(7)(A) and TEUS should not be deemed a holding company under Section 2(a)(7)(A) of the 1935 Act. See TNP Enterprises, SW Acquisition L.P., SEC No-Action Letter (April 12, 2000) and MidAmerican Energy Holdings, Berkshire Hathaway et al., SEC No-Action Letter (March 10, 2000). See also Exhibit B-2 for a comparison of the voting rights that the Class B members will have under the CSC LLC Agreement to the voting rights that other investors were permitted in prior no-action letters interpreting Sections 2(a)(7)(A) and 2(a)(17) of the 1935 Act.

          2.   Section 2(a)(7)(B)

               If a company is not deemed a "holding company" under Clause (A) of Section 2(a)(7), the Commission may still declare it as such under Clause
(B), which defines a "holding company" as:

               "any person which the Commission determines . . . directly or indirectly to exercise (either alone or pursuant to an arrangement or understanding with one or more persons) such a controlling influence over the management or policies of any public-utility or holding company as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that such person be subject to the obligations, duties and liabilities imposed in this title upon holding companies."

               Clause (B) thus focuses on the actual exercise of a "controlling influence over the management or policies " of a public utility or holding company and whether the influence is of a kind requiring regulations as a holding company. A "controlling influence" is "the act or process, or power of producing effect which may be without apparent force or direct authority and is effective in checking or directing action, or exercising restraint or preventing free action." Detroit Edison Co. v. SEC, 119 F.2d 730, 739 (6th Cir.), cert. denied, 314 U.S. 618 (1941). The SEC has stated that "controlling influence" may be exercised not only through ownership of voting securities, but also through "complex and subtle intercorporate relationships based upon historical, traditional or contractual associations regardless of the amount of voting stock held." In re Kaneb Pipe Line Co., 43 S.E.C. 976, 979 (1968).

               The Transaction, however, will not result in TEUS exerting controlling influence over CSC or CSC NY. As discussed above, the limited rights of TEUS to participate in the approval of decisions affecting the economic or commercial value of the Project do not rise to the level of a vote of "direction or management" of CSC or CSC NY. The management structure of CSC gives to the Managing Member (i.e., the Class A member) far greater rights to make management and policy decisions than those normally associated with control of the common shares of a corporation, including as to the appointment of members of the CSC Management Committee, the hiring and firing of officers, incurrence of debt and asset acquisitions and dispositions. Moreover, since (i) the Project will become subject to the functional control of ISO-NE in coordination with NYISO (and eventually a northeast RTO) and (ii) material decisions, such as the scheduling of transmission capacity, will be performed by LIPA, we believe that TEUS, as a Class B member, will not have the legal, regulatory, contractual or practical ability to influence the day-to-day, or even the longer-term, management and policies of CSC and the Project.

               The above facts and circumstances are not changed by the fact that TEUS will serve as operator under the Operating Agreement. TEUS's responsibilities under the Operating Agreement, as described below, do not render it an "operator" within the meaning of Section 2(a)(3) of the 1935 Act nor do they give TEUS any ability to exercise a "controlling influence" over the management or policies of CSC or the Project. In Ebasco Services, Inc., SEC No-Action Letter (Aug. 17, 1982) (the "Ebasco No-Action Letter"), the Staff considered and addressed the question of whether an "operator" under an operating agreement would be an "operator" for purposes of Section 2(a)(3) of the 1935 Act and thus an "electric utility company." In the Ebasco No-Action Letter, the Staff agreed that it would not recommend enforcement action against a company "if it has no investment interest in an electric utility company or its facilities, does not assume full operating responsibility [for such facilities], by contract or under a lease, or is not paid a fee related to the utility's revenues or income." Such an operator would be deemed to be a "service company" and the related contract a "service contract" within the meaning of
Section 2(a)(19) of the 1935 Act.

               In a similar SEC No-Action Letter issued to Colstrip Energy L.P., Colstrip Energy L.P., SEC No-Action Letter (Dec. 7, 1989) (the "Colstrip No-Action Letter"), the Staff agreed not to recommend enforcement action when the operator of a generation facility in Montana had no responsibility for (i) billing and collecting revenues, (ii) scheduling interruptions in the delivery of electricity or (iii) modifying the facility's capacity requirements. Although the operator's fee under the service agreement in Colstrip contained an incentive arrangement based on the performance of the facility in addition to fixed payments for labor costs, the bonus/penalty arrangement was not based upon the revenues or income generated by the facility's output.

               TEUS's role as operator of the Project is similar to that of the operators deemed "service companies" in the Ebasco No-Action Letter and the Colstrip No-Action Letter. TEUS's responsibilities and obligations under the Operating Agreement are administrative, ministerial and engineering functions incident to the operation of a transmission facility and do not rise to a level of control over operations or the economic indicia of ownership that would require classification as an "electric utility company" or as a "holding company" under the 1935 Act. Under no circumstances will TEUS have authorization to bill or collect revenues associated with LIPA's purchase of transmission capacity. In fact, the Operating Agreement explicitly states that TEUS "shall follow the direction of [CSC] with respect to financial or economic matters." Moreover, although TEUS will be turning switches on and off at the facility, all scheduling of the transmission of capacity, energy and ancillary services will be performed by LIPA as the sole transmission customer and subject to approval by the New York and New England ISOs. In addition, TEUS's fee for the performance of services under the Operating Agreement will be comprised of various components, including

(i) full reimbursement for subcontractor and consultant costs, expenses for travel, living, meals and relocation of personnel, and insurance costs incurred by TEUS, and (ii) payment for actual hours worked by operating personnel at double the rate of the person's actual hourly salary. This compensation for services rendered under the Operating Agreement has no correlation, direct or indirect, to the revenues or income of the facility in any manner.

               TEUS, therefore, holds a 74% Class B membership interest in CSC that is passive in nature and does not serve to give TEUS any greater rights as "operator" under the Operating Agreement, or any greater or lesser ability to influence the management or policies of CSC. As a Class B member, TEUS is precluded from having a voice in management, and as operator under the Operating Agreement, TEUS does not have any ability to make or set policy, or even schedule the use of the facility.

               The status of TEUS under the 1935 Act should also not be changed by the fact that TEUS is a wholly owned subsidiary of TEI, the Managing Member and holder of all of CSC's Class A membership interests. TEUS and TEI function as independent and separate companies and no inference should be drawn that TEUS is subject to the controlling influence of TEI. In Koppers United Co. v. SEC, 138 F.2d 577 (U.S. App. D.C. 1943), the court affirmed the SEC's decision that there was only a paper separation between Koppers United Company ("Koppers") and its subsidiary Brooklyn Union Gas Company ("Brooklyn Union"), which supported the inference that the management of Brooklyn Union was subject to the controlling influence of Koppers. In drawing this inference, the court noted that although Brooklyn Union and Koppers never had joint officers or made intercompany loans, Brooklyn Union purchased all of its coal requirements from Koppers at a "fair price" and then sold all of the surplus coke it produced to Koppers, for sale by Koppers in New York and other markets. The court stated that Koppers essentially "gauge[d] its selling effort in the New York area to provide a market for Brooklyn [Union] coke together with a margin of safety. The directors of Brooklyn [Union] have exerted only the most casual supervision over the prices involved in the inter-company sales." 138 F.2d at 580.

               Unlike the parent/subsidiary relationship in Koppers United, TEUS and TEI will conduct the Project's operations separate and independent of each other since all sales of transmission rights from the Project will be made to an unaffiliated third party, LIPA, an agency of the State of New York. In addition, pursuant to the FERC's approval of the Project, LIPA will pay rates for transmission service that have been negotiated at arm's-length. Moreover, TEI cannot use its control over TEUS to influence the outcome of decisions requiring the consent of Class B members because the CSC LLC Agreement provides that those few decisions must be made by unanimous vote, and neither TEI nor TEUS is in a position to control the vote of UCI. Accordingly, the voting rights and control held by TEI should not be attributed to TEUS. In any event, a finding that TEUS is not a holding company for purposes of Section 2(a)(7) does not result in an evasion of regulation because TEI is, by itself, presumed to be a holding company of CSC with 100% of the voting rights of CSC.

     D.   Exemption of Hydro-Quebec

          1.   Section 3(a)(5)

               HQ is the parent company of TEI, the electric utility company holding 100% of the Class A membership interests of CSC. The Class A membership interest are deemed voting securities within the meaning of Section 2(a)(17) of the 1935 Act. Accordingly, HQ will, prima facie, be presumed to be a holding company under Section 2(a)(7)(A) of the 1935 Act when the Project commences commercial operation. HQ, however, is a Quebec corporation that qualifies for exemption under Section 3(a)(5) since its operations are essentially foreign in nature and no material part of its income is directly or indirectly derived from any "subsidiary company" within the meaning of Section 2(a)(8), the principal business of which within the United States is that of a public utility company.

               Section 3(a)(5) of the 1935 Act directs the SEC "unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors and consumers," to exempt from registration any holding company, and every subsidiary thereof, if such holding company "is not, and derives no material part of its income, directly or indirectly, from any one or more subsidiary companies which are, a company or companies the principal business of which within the United States is that of a public-utility company" (emphasis added). As a matter of law and established SEC precedent under the 1935 Act, the fact that HQ is a foreign corporation does not preclude its qualification for exemption under Section 3(a)(5) so long as HQ satisfies the requirements for such an exemption. See AES Corporation, Holding Co. Act Release No. 27063 (Aug. 20, 1999) ("AES 1999"); Gaz Metropolitain, Inc., Holding Co. Act Release No. 26170 (Nov. 23, 1994); The Consumers Gas Company, Holding Co. Act Release No. 14956 (Oct. 17, 1963) (granting a Section 3(a)(5) exemption from the Act, except Section 9(a)(2), to a Canadian holding company with both (i) Canadian subsidiary companies that owned and operated gas transmission and/or distribution facilities in Canada, and (ii) a wholly owned domestic utility that owned and operated such facilities in New York).

               Historically, in making a determination of materiality for purposes of an exemption under Section 3(a)(5), the SEC has required the subject utility operations to be small, both in a "relative" sense (i.e., not material to the holding company applicant) and in an "absolute" sense. See AES 1999; AES Corporation, Holding Co. Act Release No. 27363 (Mar. 23, 2001). While this approach is primarily intended to ensure that the exemption is not available to a company with a large utility business and a total business that is predominantly nonutility in nature simply because the nonutility holdings dwarf the utility operations, this issue does not arise in the case of HQ, which invests in transmission projects throughout the world and markets transmission expertise and services internationally. As a practical matter, the SEC has relied on a comparison of gross revenues (the "gross-to-gross" test) in determining what is a material part of income. For example, in the AES 1999 order, the SEC concluded that an AES subsidiary that contributed 13% of the holding company's gross revenues was not material for purposes of exemption under Section 3(a)(5).

               HQ develops transmission facilities in Quebec and indirectly outside of Quebec. HQ's utility operations in the U.S. are small in a relative sense: the Project will be HQ's first utility investment in the United States and, therefore, there are zero historical U.S. utility revenues for purposes of this analysis. Through TEI, HQ's 1% economic interest in the Project will constitute the only revenue it derives, directly or indirectly, from any subsidiary company the principal business of which within the United States is that of a public utility, the total contribution of the Project to gross revenues or income of HQ will not be material (see Figure 1 below).

Figure 1

                                          Gross Revenues                   Net Income
                                              ($000)                         ($000)
--------------------------------- -------------------------------- ------------------------------
CSC (2003 estimate) *                            $          309                      $       50
Total HQ (including CSC)                            $11,710,000                      $1,100,000
--------------------------------- -------------------------------- ------------------------------
CSC as a % of Total HQ                                    0.003%                          0.005%
--------------------------------- -------------------------------- ------------------------------
CILCO (1998 pro forma)                                  538,000                          41,000
Total AES (including CILCO)                           4,199,000                         327,000
--------------------------------- -------------------------------- ------------------------------
CILCO as a % of Total AES                                 12.81%                          12.54%
--------------------------------- -------------------------------- ------------------------------

* These numbers reflect the first year (12 full months) of operating activity.

               In absolute terms, HQ's gross revenues from the Project will still be significantly smaller than the domestic utility found to be impermissibly large in Electric Bond and Share Co., 33 S.E.C. 21 (1952). The domestic utility in the Electric Bond and Share order distributed natural gas in Louisiana, Texas and Mississippi and operated the second largest gas distribution system in the region. Within the three-state region in which it operated, this utility served approximately 21.2% of all residential customers and accounted for 19.2% of total gas revenues of the holding company. HQ, however, does not currently serve any retail power customers in the U.S. and will serve only one customer upon commercial operation of the Project, LIPA, an agency of the State of New York that sells electricity wholesale and at retail in the New York market. HQ's proposed transmission operations in Connecticut through CSC, therefore, compare favorably to that of competitors such as National Grid USA, which is the largest transmission and distribution company in the New England region serving approximately 1.7 million customers. Similarly, HQ's proposed transmission operations in Long Island through CSC-NY will compare favorably to that of other neighboring utilities such as Consolidated Edison Company of New York, Inc., which has more than 90,000 miles of underground cable and serves more than 3 million electric customers in the New York area. Since HQ's customer base and operations are smaller in size relative to other utilities, whether considered on a state, regional or national basis, it qualifies for an exemption under Section 3(a)(5).

               Even if 75% of the Project's revenues (that is, if Project revenues derived from TEUS, which holds a 74% economic interest, are attributed to HQ) are designated as U.S. "utility" revenues for purposes of determining the exemption under

Section 3(a)(5), HQ still satisfies the materiality test of Section 3(a)(5) and compares favorably to the AES precedent as set forth in Figure 2 below.

Figure 2

                                          Gross Revenues                   Net Income
                                              ($000)                         ($000)
--------------------------------- -------------------------------- ------------------------------
CSC and TEUS (2003 estimate) *                   $       23,208                      $    3,731
Total HQ (including CSC and TEUS)                   $11,710,000                      $1,100,000
--------------------------------- -------------------------------- ------------------------------
CSC and TEUS as a % of Total HQ
                                                           0.20%                           0.34%
--------------------------------- -------------------------------- ------------------------------
CILCO (1998 pro forma)                                  538,000                          41,000
Total AES (including CILCO)                           4,199,000                         327,000
--------------------------------- -------------------------------- ------------------------------
CILCO as a % of Total AES
                                                          12.81%                          12.54%
--------------------------------- -------------------------------- ------------------------------

* These numbers reflect the first year (12 full months) of operating activity.

          2.   Public Policy Considerations

               Beyond the objective criteria set forth in Section 3(a)(5) and precedent, the Commission must also consider whether the proposed exemption would be detrimental to the public interest or the interest of investors or consumers. In this case, HQ operates almost exclusively foreign utility operations that do not affect captive US ratepayers, and the commercial operation of the Project will affect no retail customers or investors. LIPA, an agency of the State of New York, is the sole purchaser of all of the Project's transmission rights.

               The Project will also be fully regulated by the FERC and the States of New York and Connecticut in which the Project has assets. The Project's operations will be subject to the functional control and oversight of ISO-NE, in coordination with NYISO, both of which ensure open and non-discriminatory access within their respective energy markets. Further, there are no equity investors in the Project other than affiliates of HQ and UIL, both of whom are affiliates of large, sophisticated regulated utilities. The holders of the Project's debt securities are also sophisticated financial institutions that regularly engage in complex project financings and retain counsel and financial experts for advice. The Project does not have any public debt and does not propose to issue any public equity or debt for the foreseeable future. Finally, the Project and its equity owners bear 100% of the financial risk associated with the construction, ownership and operation of the Project and the Project has no right or ability to recover its costs directly from public consumers. Thus, the U.S. public interest is not sufficiently implicated to warrant regulation under the 1935 Act and the SEC should grant HQ an exemption under Section 3(a)(5).

               As a matter of public policy, the case for granting HQ an exemption is compelling. When Congress enacted the 1935 Act, the business of an electric utility company consisted of a combination of services bundled within a single commercial transaction. These services included, and still include, the generation, transmission and distribution of electric energy. Unlike the traditional "electric utility," however, the Project will provide transmission service separate from the sale of electric energy, the commodity. In fact, the provision of electric transmission service is a separate business from the sale of electricity itself. For example, in the natural gas industry, pipeline companies sell transportation capacity rights unbundled from the delivery of gas to consumers. With Order No. 436, the FERC mandated that pipelines sell transportation service on an "open-access," equal-terms basis to break up pipeline monopoly power and promote competition. Order No. 436, Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol, FERC Stats. & Regs.P. 30,665 (1985), modified, Order No. 436-A, FERC Stats. & Regs.P. 30,675 (1985), modified further, Order No. 436-B, FERC Stats. & Regs.P. 30,688 (1985), reh'g denied, Order No. 436-C, 34 FERCP. 61,404 (1985), reh'g denied, Order No. 436-D, 34 FERCP. 61,405 (1985), reconsideration denied, Order No. 436-E, 34 FERCP. 61,403 (1985) (requiring interstate pipelines to transport gas for all shippers on a non-discriminatory basis). The FERC's mandate recognized the primary business of pipeline companies as transportation services, which included sales of transportation capacity separate from the gas delivery service. Like gas pipelines, the Project will facilitate the transmission of electric energy through sales of transmission capacity rights to wholesale energy providers, a business that is distinguished from the business of selling and delivering electricity to retail or wholesale consumers.

               Historically, the FERC's efforts to unbundle gas pipeline sales from transportation, with Order No. 636, created two separate and distinct businesses. Order No. 636, Pipeline Service Obligations and Revisions to Regulations, Governing Self Implementing Transportation Under Pan 284 of the Commission's Regulations; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol, III FERC Stats. & Regs.P. 30,939 (1992), modified, Order No. 636-A, III FERC Stats. & Regs.P. 30,950 (1992), reh'g denied, Order No. 636-B, 61 FERCP. 61,272 (1992) (requiring pipelines to unbundle sales and transportation services and provide a no-notice transportation service to replace the traditional pipeline sale).

               SEC precedent is consistent with this regulatory trend, recognizing companies engaged in the delivery of gas as operators of a "business other than the business of a gas utility company." 15 U.S.C.ss.79b(a)(4) (defining a gas utility company" as "any company which owns or operates facilities used for the distribution at retail . . . of natural gas"). In Mustang Fuel Corporation, Holding Co. Act Release No. 35-24174 (Aug. 28, 1986), the SEC declared that Mustang Fuel Corporation ("MFC") was not a gas utility under Section 2(a)(4) of the 1935 Act, noting that MFC's gas transportation business consisted mainly of using its pipeline to gather and transport natural gas for interstate pipelines. In declaring MFC "not a gas utility company" within the meaning of the 1935 Act, the SEC stated that gas transportation was a "non-utility" business. See also, MGTC, Inc., Holding Co. Release No. 35-23648 (Apr. 2, 1985) (declaring that the owner and operator of an intrastate natural gas pipeline was not a gas utility company under Section 2(a)(4); ENSERCH Gas Transmission Co., Holding Co. Release No. 23515 (Dec. 4, 1984) (declaring that the company's plans to operate a subsidiary almost exclusively as a transportation business did not render the entity a gas utility company under the Act). Since a gas pipeline and a merchant transmission facility both serve as conduits through which a commodity (gas or electricity) is delivered to another party, and a gas pipeline company is not deemed a gas utility under the 1935 Act, we believe that the logical conclusion is to accord the same 1935 Act regulatory treatment to stand-alone transmission companies.

               The sale of electricity is a key "business" activity of any electric utility company. Chevron U.S.A., Inc. ("Chevron USA") sought and obtained a no-action letter from Staff on this premise. Chevron U.S.A., Inc., SEC No-Action Letter (Sep. 13, 2000). In Chevron USA, Staff noted that Chevron Phillips Chemical, LP ("CPC"), a 50%-owned subsidiary of Chevron USA, engaged mainly in manufacturing and chemical marketing activities. Staff concluded that CPC was "primarily engaged in one or more businesses other than the business of an electric utility," stating that CPC will not "make, book or receive any proceeds or economic benefit from any sales of electric energy." Id. Like CPC, the Project will not derive any part of its income from sales of electric energy transmitted across its undersea cable system.

               The pricing scheme for the Project also distinguishes it from a traditional electric utility. Typically, the costs associated with the bundled services of an electric utility are recoverable from ratepayers, thereby mitigating the risks borne by utility investors. The Project, however, will be a merchant transmission facility, and the owners will bear full market and stranded cost risks in selling transmission capacity rights. Investors will rely solely on market buyers of transmission capacity to recover the cost of their investment and earn a return. Consequently, the market-based rate associated with a merchant transmission facility is far more analogous to a merchant generation plant than to a traditional transmission investment that provides for cost recovery through mandatory cost-of-service-based rates. In today's regulatory environment, merchant generation is a separate business compared with that of a fully integrated utility. Consequently, although we believe that CSC should not be treated as an "electric utility company" for purposes of the 1935 Act, this issue does not need to be determined to grant an exemption because 1935 Act policy and precedent both support exemption from the Act's registration requirements for any holding company engaged in merchant transmission activities so long as that company would otherwise qualify for exemption under Section 3(a) of the 1935 Act. In other words, the nature of merchant transmission is such that, as a policy matter, exemption ought not to be denied under the "unless and except" clause of Section 3(a) where the objective criteria for exemption are met.

               An "electric utility company" under Section 2(a)(3) of the Act is "any company which owns or operates facilities used for the . . . transmission .
.. . of electric energy for sale . . . ." A strict reading of the statute suggests that a company must both own/operate a facility and sell electric energy to be designated an "electric utility company." Clearly, CSC will own and operate a transmission cable, a utility asset. CSC, however, will not take title to, or sell, electricity. Not even the resale of transmission rights is within the control of CSC since this activity will be performed by LIPA, an agency of the State of New York pursuant to the LIPA Off-take Agreement.\5 Although


------------------------
5/ We believe that the sale of a majority of the transmission rights on an interconnection by the owner of the transmission line does not mean "engaged in the business of an electric utility company" and, therefore, falls outside the definition of an "electric utility company" within the meaning of Section 2(a)(3) of the 1935 Act.

the 1935 Act does not specifically define "sale," Staff has focused on "title to electricity" as a significant factor in determining whether an entity is an electric utility company. For example, in Chevron USA's no-action letter, Staff stated that the term "generally involves the passing of title or ownership from one party to another." Since Chevron's subsidiary would not have taken title to the electricity passing through its substation, or resell any energy it purchased, Staff concluded that CPC did not transmit energy for sale.

               In a similar no-action letter for El Paso Natural Gas Company ("El Paso"), Staff stated that "the common understanding is that a sale involves a transfer of title for price." El Paso Natural Gas Co., SEC No-Action Letter (Jan. 28, 1992) Since El Paso's purchases of electric power was for its own consumption, and it did not resell this power, Staff concluded that there was no transfer of title, and consequently no sale. In the instant situation, CSC will not take title to any electricity transmitted since buyers of the Project's transmission capacity will retain title to all electric energy flowing between the Connecticut and New York terminals. See also, NIPSCO Indus. SEC No-Action Letter (Jan. 19. 1996) (Staff concluded that the transaction did not involve the transfer of title because the consumer of the electricity produced was also the supplier of the steam used to generate the electricity by the NIPSCO subsidiary, and thus NIPSCO did not take title to the electric energy it produced); Occidental Chemical Corp. ("OCC"), SEC No-Action Letter (Apr. 6, 1988) (Staff concurred with OCC's opinion that it was not an "electric utility company" under the Act by virtue of supplying electricity to an adjacent facility at cost because title to the electricity never transferred to OCC's neighbor).

               When Congress enacted the 1935 Act, it contemplated that electric utilities were in the business of selling electric power to customers for a price. SEC precedent is consistent with this notion of "for sale" as "for a charge." For example, in an SEC Staff Interpretive Letter for Southern California Edison Co. ("Edison"), Staff noted that Edison and investors owned a coal gasification facility and an electric generator. Southern California Edison Co., SEC Staff Interpretive Letter (Jan. 9, 1980). Edison supplied the facility with coal and paid investors a fee for the facility to convert the coal into electricity. Edison then sold the electricity, which it owned, to its customers. Staff concluded that this arrangement was a sale under Section 2(a)(3) of the Act, citing two factors. First, Edison paid investors a transaction fee, which included a component to insure investors a rate of return on their investment. Staff considered this fee a payment for power generated by the facility. Second, Staff interpreted "sale" as "for a price," and applied this meaning to Edison's sale of electricity to its customers. Unlike the facts in Edison, the Project will not make sales of electricity to any third party. Moreover, investors of the Project will not recover any portion of their investment in the grid access charge paid by the transmission customer. As a result, the Project is distinguishable from Edison's circumstances.

               The legislative purpose of the 1935 Act was to eliminate the "evils" associated with the public-utility holding company structure. 15 U.S.C. ss.

79a(1)(c). This policy is reflected in the broad powers granted the SEC to compel the registration, simplification, and elimination of holding companies, and to regulate the transactions and acquisitions of holding companies to assure the maintenance of integrated public-utility systems. Even as a subsidiary of an exempt holding company system, the Project will still be subject to FERC regulation under the Federal Power Act and state regulation in Connecticut and New York. The abuses that are generally associated with an electric utility regulated by the 1935 Act will be minimized by the Project's ownership structure. The 1935 Act seeks to protect the "interest of investors in the securities of holding companies and their subsidiary companies and affiliates .
.. . ." 15 U.S.C. ss. 79a(1(b). Since the Project will have only private owners who will assume full market risks associated with the facility, and no public investors whatsoever, registration is unnecessary.

               Moreover, regulation of the Project under the 1935 Act will hinder competition and increased efficiency in the electric power market. As the NEPD Group observed in its report to the President, "[in 1935] transmission facilities were not interstate and there was virtually no interstate commerce in electricity. Congress did not anticipate the development of an interstate and international transmission system." REPORT OF THE NATIONAL ENERGY POLICY DEVELOPMENT GROUP, at 7-7 (May 2001). With the recent restructuring of the electric power industry, new participants have been entering the competitive marketplace. These include power marketers, which sell energy with no associated facilities, and the Project's merchant transmission facility that will own and operate utility-type assets, but will not sell energy.\6 Like power marketers, a merchant transmission company will be a new participant in the electricity market, offering capacity purchasers new options and greater flexibility. The imposition of regulatory barriers on such an entrant will have an anti-competitive effect. In Electric Clearinghouse, Staff seemed to concur with this viewpoint: "any determination by the SEC that power marketers are electric utilities would have a chilling effect on the development of a competitive electric power industry." A similar argument can be made for the merchant transmission business, which one FERC Commissioner called "novel," "innovative," and "a positive development for [the] region." Proposed Merchant Transmission Line Draws FERC Praise and Approval, INSIDE F.E.R.C., Jun. 5, 2000 (quoting FERC Commissioner Linda Breathitt). Thus, the Project's owners should be exempt from registration, as the new transmission interconnection will promote a competitive electric power market that will ultimately benefit retail consumers such as those in Long Island and Connecticut.


------------------------
6/ These entities were not contemplated within the definitional parameters of an "electric utility company" when Congress passed the 1935 Act. Indeed, when the legislature enacted the statute, it did not envision utility companies operating outside a rate-making structure and without physical utility assets.

Item 4.  Regulatory Approvals

     A.   Federal Approvals

          As an interstate transmission facility, the Project is fully regulated by the FERC under the Federal Power Act. Although the Project did not seek, and does not have, authorization to sell electricity, it proposed to the FERC that it will conduct an "open season" and negotiate with bidders to establish the terms of service, including the duration and amounts of the facility's transmission rights and price. The Project received a number of offers and ultimately accepted the LIPA offer for 100% of the Project's transmission rights. The price to be paid by LIPA under this arrangement was negotiated at arm's-length. The FERC granted negotiated rate authority to the Project on June 1, 2000 and approved the Project's open season process and outcome on December 15, 2000. See Exhibits D-1 and D-2 for the FERC petition and approval order.

          In addition to the foregoing, the Project is subject to the functional control and oversight of ISO-NE, in coordination with NYISO, until the commencement of operation of a FERC-approved RTO covering the broader region in which the Project operates. Submission of the Project to the control of an RTO is one of the conditions set forth by the FERC in its approval of the Project.

     B.   State Approvals

          The Project is regulated under applicable laws and regulations of the States of Connecticut and New York, including as to state regulatory, siting and environmental matters. Each of the relevant authorities in Connecticut and New York has approved construction of the Project. See Exhibits D-3, D-4, D-5, D-6 and D-7 for the application and approval orders on file with the New York regulatory authorities and Exhibits D-8, D-9, D-10, D-11, D-12 and D-13 for applications and approval orders on file with the Connecticut regulatory authorities.


Item 5.  Procedure

          Applicants respectfully request that the Commission issue and publish the requisite notice under Rule 23 with respect to the filing of this Application-Declaration as soon as practicable, and issue an order of the Commission granting and permitting this Application-Declaration to become effective as soon as the rules permit after the end of the required notice period. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective. Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the Transaction and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision.

          Applicants respectfully request expedited review of this Application-Declaration and appropriate and timely action by the Commission in light of the recent order issued by the U.S. Secretary of Energy that directed immediate energization of the Project's facilities to meet the supply and reserve margin needs of LIPA as deemed necessary in the judgment of NYISO, after consultation with ISO-NE. See Department of Energy, Order No. 202-02-1 (Aug. 16, 2002), in support of LIPA's request to energize the Project's facilities in order to maintain reliability for Long Island and Connecticut customers during periods of extreme weather and emergency conditions. See Exhibit D-4.


Item 6.  Exhibits and Financial Statements

     A.   Exhibits

          A-1 Articles of Organization of Cross-Sound Cable Company, LLC (To be filed by amendment).

          A-2 Articles of Organization of Cross-Sound Cable Company (New York), LLC (To be filed by amendment).

          A-3 Limited Liability Company Agreement of Cross-Sound Cable Company, LLC (To be filed by amendment)

          A-4 Limited Liability Company Agreement of Cross-Sound Cable Company (New York), LLC (To be filed by amendment).

          A-5 Management of Cross-Sound Cable Company under the Cross-Sound Cable Company Limited Liability Company Agreement (To be filed by amendment).

          A-6 Ownership Structure Chart of Cross-Sound Cable Project (To be filed by amendment).

          B-1 Transmission System Operation and Maintenance Agreement between Cross-Sound Cable Company, LLC and TransEnergie U.S. Ltd. (To be filed by amendment).

          B-2 Cross-Sound Cable Project Comparison Chart Regarding No-Action Requests (To be filed by amendment).

          C     None.

          D-1 FERC Petition of TransEnergie U.S. Ltd. for Order Accepting Tariff for Transmission Interconnector and Granting Related Authorizations and Waivers (To be filed by amendment).

          D-2 FERC Order Approving Tariff for Transmission Interconnector Subject to Conditions (To be filed by amendment).

          D-3 Application of Cross-Sound Cable Company (New York), LLC for a Certificate of Environmental Compatibility and Public Need filed with the New York Public Service Commission (To be filed by amendment).

          D-4 Statement of Support by the New York State Department of Environmental Conversation regarding Application of Cross-Sound Cable Company (New York), LLC for a Certificate of Environmental Compatibility and Public Need (To be filed by amendment).

          D-5 Opinion and Order by the New York Public Service Commission Granting Certificate of Environmental Compatibility and Public Need to Cross-Sound Cable Company (New York), LLC (To be filed by amendment).

          D-6 Opinion and Order by the New York Public Service Commission Granting Approval of the First Segment of the Environmental Management and Construction Plan (To be filed by amendment).

          D-7 Opinion and Order by the New York Public Service Commission Approving Partial Transfer of Certificate of Environmental Compatibility and Public Need to the Long Island Power Authority and Granting Approval of the Remaining Segments of the Environmental Management and Construction Plan (To be filed by amendment).

          D-8 Petition of Cross-Sound Cable Company, LLC for Approval of the Method and Manner of Construction filed with the Connecticut Department of Public Utility Control (To be filed by amendment).

          D-9 Approving the Method and Manner of Construction by the Cross -Sound Cable Company, LLC issued by the Connecticut Department of Public Utility Control (To be filed by amendment).

          D-10 Declaratory Ruling by the Connecticut Department of Public Utility Control Regarding the Regulatory Status of TransEnergie U.S. Ltd (To be filed by amendment).

          D-11 Application for a Certificate of Environmental Compatibility and Public Need filed by Cross-Sound Cable Company, LLC with the Connecticut Siting Council (To be filed by amendment).

          D-12 Decision and Order by the Connecticut Siting Council Approving Application for a Certificate of Environmental Compatibility and Public Need filed by Cross-Sound Cable Company, LLC (To be filed by amendment).

          D-13 Memorandum of Decision by the Connecticut Department of Environmental Protection regarding Cross-Sound Cable Company, LLC's Request for a Permit (To be filed by amendment).

          D-14 Letter dated August 15, 2002 by the Northeast Power Coordinating Council to the Department of Energy, Office of General Council regarding LIPA Cross-Sound Cable Energization Request (To be filed by amendment).

          E Map of Hydro-Quebec Transmission Operations in the United States (To be filed by amendment).

          F     Opinion of Counsel (To be filed by amendment).

          G     Form of Federal Register Notice (To be filed by amendment).


     B.   Financial Statements

          FS-1  None.

          FS-2A Hydro-Quebec Consolidated Statement of Operations for the three month period ended June 30, 2002 and Consolidated Balance Sheet as at June 30, 2002 (To be filed by amendment).

          FS-2A Hydro-Quebec Consolidated Statement of Operations for the three month period ended March 31, 2002 and Consolidated Balance Sheet as at March 31, 2002 (To be filed by amendment).

          FS-2A Hydro-Quebec Consolidated Statement of Operations for the calendar year ended December 31, 2001 and Consolidated Balance Sheet as at December 31, 2001 (To be filed by amendment).

          FS-3  None.

          FS-4  None.

Item 7.  Information as to Environmental Effects

          The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The only federal actions related to the Transaction pertain to the Commission's approval of this Application-Declaration under the 1935 Act and the other regulatory approvals and actions described in Item 4 of this Application-Declaration. Consummation of the Transaction will not result in changes in the operations of HQ or UIL, or any of their respective subsidiaries that would impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

          At the state level, both the New York State Public Service Commission and the Connecticut Siting Council issued a Certificate of Environmental Compatibility and Public Need in connection with the Project on June 27, 2001 and January 3, 2002, respectively.

                                    SIGNATURE

          Pursuant to the Public Utility Holding Company Act of 1935, the undersigned companies have caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


                                           HYDRO-QUEBEC

                                           By:    /s/ Marie-Jose Nadeau
                                           Name:  Marie-Jose Nadeau
                                           Title: Corporate Secretary
                                           Date:  August 29, 2002


                                           TRANSENERGIE HQ, INC.

                                           By:    /s/ Robert Benoit
                                           Name:  Robert Benoit
                                           Title: President and Chief Executive
                                                  Officer
                                           Date:  August 29, 2002


                                           TRANSENERGIE U.S. LTD.

                                           By:    /s/ Jeffrey A. Donahue
                                           Name:  Jeffrey A. Donahue
                                           Title: President and Chief Executive
                                                  Officer
                                           Date:  August 29, 2002


                                           CROSS-SOUND CABLE COMPANY,
                                             LLC

                                           By:    /s/ Jeffrey A. Donahue
                                           Name:  Jeffrey A. Donahue
                                           Title: Chairman and Chief Executive
                                                  Officer
                                           Date:  August 29, 2002